United States

Securities and Exchange Commission

Washington, DC 20549

Form 12b-25

Notification of Late Filing

Commission File Number 001-08524

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I Registrant Information

Myers Industries, Inc.

Full Name of Registrant

Former Name if Applicable

1293 S. Main Street

Address of Principal Executive Office (Street and Number)

Akron, Ohio 44301

City, State and Zip Code

Part II Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Myers Industries, Inc. (the “Company”) has experienced a delay in completing the financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2014. As a result of this delay, the Company is unable to file its Form 10-K by the prescribed filing date without unreasonable effort or expense.

The Company’s inability to timely file its Form 10-K is a result of time needed to address certain accounting matters. The Company has recently uncovered what appear to be errors in the accounting for inventory and possibly fraudulent activities at its Brazilian operations. The Company is reviewing this matter in order to determine the effect of these errors on the Company’s results of operations and, if so, the extent of such effect. Because these errors were uncovered very recently, the Company has an ongoing investigation which is not complete and prohibits the Company from filing prior to March 16, 2015 (the prescribed due date for the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

Although the review is continuing, the Company currently believes that the errors will negatively impact the Company’s 2014 net income from continuing operations by approximately $1.25 to $1.75 million. However, the Company’s review is ongoing, and there can be no assurance that the impact may not exceed such amount. The anticipated amount of the errors will not cause the Company to be out of compliance with any of its debt covenants. In addition, the Company expects to report in the Form 10-K a material weakness in its internal control over financial reporting in connection with its financial statement close process at its Brazilian operations.

Because the Company’s review is still ongoing, the Company is unable to file its Form 10-K within the prescribed time period. The Company expects to file the Form 10-K as soon as reasonably practicable after completion of its investigation and review, and at this time the Company anticipates that it will be able to do so within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act, as amended.

Part IV Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Greggory W. Branning	(330)	761-6303
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of 2013 and 2014 results, refer to the Company’s Condensed Consolidated Statements of Operations (Unaudited) for the quarter and year ended December 31, 2014, as disclosed in the Company’s press release dated February 25, 2015 and furnished as Exhibit 99.1 to the Company’s Form 8-K dated February 25, 2015, as supplemented by the discussion herein in Part III.

This Form 12b-25 contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement that is not of historical fact may be deemed “forward-looking”. Words such as “expect”, “believe”, “project”, “plan”, “anticipate”, “intend”, “objective”, “goal”, “view”, and similar expressions identify forward-looking statements. These statements are based on management’s current views and assumptions of future events and financial performance and involve a number of risks and uncertainties, many outside of the Company’s control that could cause actual results to materially differ from those expressed or implied. The Company undertakes no obligation to publicly update or revise any forward-looking statements contained herein. These statements speak only as of the date made.

Myers Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2015	By	/s/ Greggory W. Branning
Senior Vice President, Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).